UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                     -----------------------

                           SCHEDULE 13G
                          (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED

                         NEOPATH INC
                  ------------------------------
                         (Name of Issuer)

                             Common
          ----------------------------------------------
                  (Title of Class of Securities)

                            640517108
                ---------------------------------
                          (CUSIP Number)




CUSIP No. 591591102

1    NAME OF REPORTING PERSONS

     Zesiger Capital Group LLC
     I.R.S. Identification No. 13-3813880

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)__
                                                            (b)
     N/A

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York, New York

                         5    SOLE VOTING POWER
                              77,000
NUMBER OF
SHARES                   6    SHARED VOTING POWER
BENEFICIALLY                  N/A
OWNED BY
EACH                     7    SOLE DISPOSITIVE POWER
REPORTING                     1,491,000
PERSON WITH
                         8    SHARED DISPOSITIVE POWER
                              N/A

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,491,000

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*

     N/A

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     10.3%

12   TYPE OF REPORTING PERSON*

     Investment Advisor (IA)







CUSIP No. 640517108

ITEM 1(a).  Name of Issuer

            NEOPATH INC.

ITEM 2(a).  Address of Issuer's Principal Executive Offices:

            8271 - 154TH AVENUE NE
            Redmond, WA  98052

Item 2(a).  Name of Person Filing:

            Zesiger Capital Group LLC

Item 2(b).  Address of Principal Business Office or if None, Residence:

            320 Park Avenue, 30th Floor, New York, New York  10022

Item 2(c).  Citizenship:

            New York

Item 2(d).  Title of Class of Securities:

            Common Stock

Item 2(e).  CUSIP Number:

            640517108

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a(n):

            (e) Investment Advisor registered under section 203 of the Investment Advisors Act of 1940

Item 4.     Ownership.

            If the person of the class owned, as of December 31 of the year covered by this statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

            (a)  Amount Beneficially Owned

                  1,491,000

            (b)  Percent of Class

                 10.3%

            (c)  Number of shares as to which such person has:

                 (i)    sole power to vote to direct the vote

                        77,000
                 (ii)   shared power to vote or to direct the vote

                        N/A

                 (iii)  sole power to dispose or to direct the disposition

                        1,491,000

                 (iv) shared power to dispose or to direct the disposition of

                        N/A

                        Zesiger Capital Group ("ZCG") hereby disclaims beneficial ownership of all the above securities. Such securities are held in discretionary accounts which ZCG manages.

Item 5.     Ownership of Five Percent or Less of a Class.

            N/A

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

            Clients for whom Zesiger Capital Group LLC acts as investment adviser may withdraw dividends or the proceeds of sales from the accounts managed by Zesiger Capital Group LLC. No single client account owns more than 5% of the class of securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            N/A

Item 8.     Identification and Classification of Members of the Group

            N/A

Item 9.     Notice of Dissolution of the Group

            N/A

Item 10.    Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                          August 4, 1998
                                          Date:

                                          Barrie R. Zesiger
                                          Principal - Administration